For the annual period ended 9/30/97
File number:  811-7343


                          SUB-ITEM 77 D


         Policies with Respect to Securities Investments

I.        On February 18, 1997 the Trustees approved a change in
investment policy   permitting the Fund to hold up to 15% of its
net assets in repurchase agreements which    have a maturity of
longer than 7 days or in other illiquid securities.

II. On October 24, 1997 the Trustees approved a change in investment policies of the
            Fund to expand the definition of equity related securities to include common stocks, preferred stocks, rights, warrants and debt securities or preferred stocks which are convertible or exchangeable for common stocks or preferred stocks and master limited partnerships, among others.

























n-sar\af\9-97\77d